SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Fiscal Council of Ambev S.A.

held on February 23rd, 2022, drawn up in summary form

1.	Date, Time and Venue: On February 23rd, 2022, at 1:00 p.m., by videoconference, as authorized by article 14, caput, of the Internal Regulations of the Fiscal Council.

2.	Call and Attendance: Meeting with attendance of the effective members of the Fiscal Council: Messrs. José Ronaldo Vilela Rezende, Elidie Palma Bifano and Vinicius Balbino Bouhid, as well as the alternate members Emanuel Sotelino Schifferle, Eduardo Rogatto Luque and Carlos Tersandro Fonseca Adeodato. Secretary: Guilherme Malik Parente.

3.	Resolutions: The effective members of the Fiscal Council expressed their approval of the financial statements for the fiscal year ended on December 31st, 2021, the allocation of the result for the fiscal year and the Management Report, issuing its opinion as provided in Exhibit I, which will be published together with the financial statements for 2021.

4.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 23rd, 2022.

/s/ José Ronaldo Vilela Rezende	/s/ Elidie Palma Bifano
/s/ Vinicius Balbino Bouhid	/s/ Emanuel Sotelino Schifferle (alternate)
/s/ Carlos Tersandro Fonseca Adeodato (alternate)	/s/ Eduardo Rogatto Luque (alternate) /s/ Guilherme Malik Parente (secretary)

EXHIBIT I

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

FISCAL COUNCIL OPINION

The Fiscal Council of Ambev S.A. ("Company") examined, in accordance with its duties set forth in the Company's Bylaws, in its Internal Regulations and in subsections of article 163 of Law 6,404/76, as amended: (i) the auditor's report issued without qualification by PricewaterhouseCoopers; and (ii) the report on the Company's performance by the Chief Financial, Investors Relations and Shared Services Officer. Based on the examined documents and clarifications, the undersigned effective members of the Fiscal Council expressed their opinion on the approval of the Management Report, the Financial Statements for the year ended on December 31st, 2021 and the allocation of net income of said fiscal year and the distribution of dividends/ interest on own capital as provided on the Financial Statements.

São Paulo, February 23rd, 2022.

/s/ José Ronaldo Vilela Rezende	/s/ Elidie Palma Bifano
/s/ Vinicius Balbino Bouhid

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer